August 22, 2018

Scott A. Everson
President and Chief Executive Officer
United Bancorp, Inc.
201 South Ferry Street
Martins Ferry, OH 43935

       Re: United Bancorp, Inc.
           Registration Statement on Form S-4
           Filed August 20, 2018
           File No. 333-226938

Dear Mr. Everson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at (202) 551-3234 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services